Disciplined Growth Acquisition Corporation

169 Rockaway Avenue

Garden City, New York 11530

May 21, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attention:	Ms. Stacie Gorman

Re:	Disciplined Growth Acquisition Corporation
Registration Statement on Form S-1
Filed April 16, 2026, as amended File No. 333-295097

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Disciplined Growth Acquisition Corporation hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. ET on May 26, 2026, or as soon as thereafter practicable.

Very truly yours,

/s/ Robert Wotczak
Robert Wotczak
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP